UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 9, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

CADE approves the acquisition by TIM of most of the assets of Oi's mobile operation

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44, and in continuity with the Material Facts published on March 10th, 2020, July 18th, 2020, July 27th, 2020 and August 7th, 2020, September 7th, 2020, December 14th, 2020, January 29th, 2021, and January 31st, 2022 informs its shareholders and the market in general what follows:

On today's date, the Administrative Court of the Administrative Council for Economic Defense - CADE, under the Concentration Act No. 08700.000726/2021-08, approved the implementation of the corporate transaction referring to the full transfer of control ("Transaction") of the three special purpose companies (“SPE Ativos Móveis” or “SPE”)1, which correspond to the mobile telephony activities of Oi Móvel SA – In Judicial Reorganization (“Oi Móvel”, “Seller”), for the companies TIM, Telefônica Brasil SA and Claro SA (“Buyers”).

The approval provides for a set of conditions, mostly behavioral, which comprised a proposal for a Concentration Control Agreement (“ACC”) made by the Buyers to CADE. These remedies have a modular character and can be used by new entrants and smaller operators to reduce entry barriers and leverage the exploration of different business models, without affecting TIM's primary objective of strengthening its infrastructure, closing the spectrum capacity gap in relation to its main competitors. In this way, the Company understands that a balance has been achieved between creating value and mitigating competition concerns for the sector addressed by the ACC.

The effective conclusion of the Transaction, which will define an infrastructure balance between the three main competitors in the sector, still depends on the fulfillment of specific steps foreseen in the Sale and Purchase Agreement2. However, once it has taken place, it will bring broad benefits, maintaining a high degree of sectorial rivalry and ensuring the necessary investments for the development of Brazilian telecommunications and the country's digital advancement.

For TIM and its shareholders, the benefits will materialize through the generation of incremental revenues and efficiencies due to operational synergies. For our current customers and those of Oi Móvel that we will serve, there will be a significant improvement in the user experience and quality of service provided based on a more robust infrastructure. This will be a milestone in TIM's trajectory in transforming the company into the preferred operator for consumers in Brazil.

1 Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (SPE TIM), Garliava RJ Infraestrutura e Rede de Telecomunicações S.A. (SPE Telefônica) and Jonava RJ Infraestrutura e Rede de Telecomunicações S.A. (SPE Claro).

2 Sale and Purchase Agreement and other covenants for UPI Ativos Móveis signed on January 28th, 2021

The Company will keep its shareholders and the market in general duly informed of material facts related to this Transaction, pursuant to CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, February 9th, 2022.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 9, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer